The names highlighted in yellow are the specific target group each InMail variation is written for. **S1** stands for "subject" and is the preview line that shows in the inbox. **CTA** (Call to Action) is what we are wanting to redirect the investor to do.

Aerospace backgrounds, interest, employer

S1: A revolutionary new technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone familiar with the aerospace industry, you might be interested in our latest innovation in jet propulsion. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Welcome to the future!

Be part of aerospace history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Pilots

S1: Stunning new jet technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As a pilot familiar with the aviation industry, you might be interested in our latest innovation in jet propulsion. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Luxury Buyers/ Investors

S1: New private jet technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone interested in luxury investment and buying, you might be interested in our latest innovation in private jet technology. Our new product, the J-4000 four-passenger, is a one-of-a-kind flying car that will revolutionize luxury air travel. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. It's the ultimate luxury item. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! Join us today and become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Tech Investors

S1: Revolutionary new technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone familiar with new technology investments, you might be interested in our latest innovation in aviation technology. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

NASA Investors

S1: New propulsion technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone interested in NASA, you might be interested in our latest innovation in jet propulsion. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Welcome to the future!

Be part of aerospace history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Drone Enthusiasts

S1: New drone technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone interested in drone technology, you might be interested in our latest innovation in jet propulsion. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. With this new technology, the drone applications are endless. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Military, Air Force, Navy, etc. backgrounds

S1: New aviation technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone familiar with the military, you might be interested in our latest innovation in flying aircraft. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. The military applications for this new technology are endless. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will

certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Veterans

S1: New aviation technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As a veteran, you might be interested in our latest innovation in flying aircraft that has innumerable military applications. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Imagine a small craft mobile enough to deliver emergency relief supplies in inaccessible areas, or a quiet craft that can easily slip over enemy lines for recon or rescue without being noticed. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

RideShare users/investors

S1: Revolutionary new technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone familiar with RideShare technology, you might be interested in our latest innovation in aviation technology. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Basically, flying taxis and other transportation applications are just around the corner. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

First Responders

S1: New emergency technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As a First Responder, you might be interested in our latest innovation in aviation technology. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Imagine a small craft that can rescue people or deliver emergency equipment to inaccessible areas very easily and quickly. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest

is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Logistics Experience

S1: New logistics technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone familiar with the world of logistics, you might be interested in our latest innovation in aviation technology. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Imagine a small craft that can deliver people, equipment, or goods of any kind quickly and efficiently to inaccessible areas (or anywhere else!). Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Aerospace backgrounds, interest, employer

H1: Exciting aviation developments
H2: The future of aviation is here
H3: Revolutionary VTOL technology
B1: Jetoptera is working to bring you the flying cars of the future!
B2: Now you can be a part of history! Click to learn more about Jetoptera and flying cars!
B3: Visit our site to learn more about how you can be a part of the development of Jetoptera's flying car, the J-4000!

Pilots

H1: Jetoptera is the future of personal aviation
H2: Exciting new aviation technology developments
H3: Jetoptera will revolutionize aerial mobility
B1: Now you can be a part of history! Click to learn more about Jetoptera and flying cars!
B2: Jetoptera is working to bring you the flying cars of the future! Click to learn more about the amazing new technology!
B3: Ever imagined owning your own flying car? Visit our site to learn more about how you can be a part of the development of Jetoptera's J-4000!

Luxury Buyers/ Investors

H1: The ultimate luxury item of the future
H2: Smart tech personal option for urban air mobility
H3: Jetoptera is revolutionizing personal aviation
B1: With Jetoptera's new technology, the flying cars of the future are here now! Click to learn more.
B2: The flying car you've always dreamed of having is here! Jetoptera is working to bring you the flying cars of the future!
B3: How amazing would it be to have a flying car? Visit our site to learn more about how you can be a part of the development of Jetoptera's J-4000!

Tech Investors

H1: The future of aviation technology is Jetoptera
H2: New aerospace technology
H3: Transformative technology for urban air mobility
B1: Jetoptera has the technology to make flying cars a reality! Click to learn more.
B2: The new developments in aviation technology from Jetoptera will change aviation forever! Visit our site to learn more about how you can be a part of the development of Jetoptera's J-4000!
B3: If you like transformative technologies, you'll love this opportunity from Jetoptera!

NASA Investors

H1: New developments in aerospace technology
H2: Jetoptera is revolutionizing aviation technology
H3: Transformative technology for urban air mobility
B1: Click here to learn more about Jetoptera's new revolutionary propulsion system.
B2: The applications for Jetoptera's revolutionary propulsion system are multiple! Click here to learn more about Jetoptera's transformative technology.
B3: Jetoptera's new technology will make flying cars a reality! Visit our site to learn more about how you can be a

part of the development of Jetoptera's J-4000!

Drone Enthusiasts

H1: Exciting new aviation technology developments
H2: Revolutionary VTOL technology
H3: Jetoptera is revolutionizing aviation technology
B1: Jetoptera has made the flying car a reality! Click here to learn more about Jetoptera's transformative technology.
B2: The new developments in aviation technology from Jetoptera will change aviation forever! Visit our site to learn more about how you can be a part of the development of Jetoptera's J-4000!
B3: Now you can be a part of history! Click to learn more about Jetoptera and flying cars!

Military, Air Force, Navy, etc. backgrounds

H1: New aviation technology with military applications
H2: New developments in search, rescue, and recon
H3: The new VTOL tech that is going to make history
B1: The new aviation technology from Jetoptera is fast, silent, and safe. Click here to learn more about Jetoptera's transformative technology.
B2: Jetoptera is working to bring you the flying cars of the future!
B3: The new developments in aviation technology from Jetoptera will change aviation forever! Visit our site to learn more about how you can be a part of the development of Jetoptera's J-4000!

Veterans

H1: New developments in search, rescue, and recon
H2: Revolutionary VTOL technology
H3: New flight technology with military applications
B1: The new aviation technology from Jetoptera is fast, silent, and safe, making it ideal for future military applications. Click here to learn more!
B2: Jetoptera is working to bring you the flying cars of the future!
B3: The new developments in VTOL technology from Jetoptera could change aviation in the military forever! Visit our website to learn more.

RideShare users/investors

H1: The future of transportation is near
H2: Revolutionary new rideshare technology
H3: Jetoptera is working on flying taxis
B1: If you are interested in new rideshare technology, then visit our website to learn more about Jetoptera's J-4000!
B2: Jetoptera is working to bring you the flying cars of the future!
B3: Jetoptera is working on the future of transportation. Click here to learn more about Jetoptera's transformative technology.

First Responders

H1: The future of transportation is Jetoptera
H2: Revolutionary new EMT technology
H3: Exciting aviation developments
B1: The new aviation technology from Jetoptera is fast, silent, and safe, making it ideal for emergency services applications. Click here to learn more!

B2: The new developments in aviation technology from Jetoptera will change aviation forever! Visit our site to learn more about how you can be a part of the development of Jetoptera's J-4000!
B3: Now you can be a part of history! Click to learn more about Jetoptera and flying cars!

Logistics Experience

H1: Revolutionary new vehicle technology
H2: Jetoptera is the future of logistics
H3: Revolutionizing logistics with new flight technology
B1: Jetoptera is working on the future of transportation. Click here to learn more about Jetoptera's transformative technology.
B2: Jetoptera is working on a solution for complicated logistics. Visit our site to learn more about Jetoptera and flying cars!
B3: Visit our site to learn more about how you can be a part of the development of Jetoptera's flying car, the J-4000!

Subject: Exciting new developments
CTA: Click here for more info

Text:

We are standing on the threshold of a new era in aviation. The flying cars that we were promised half a century ago are nearly here. Jetoptera's unique and patented technology enables a quieter, faster, and safer flying car. We are exploring a crowdfunding investment round to help realize that vision and would like to gauge your interest!

Since the first powered flight by the Wright Brothers, propulsion has depended on propellers and blades. Jetoptera has changed that with its revolutionary patented Fluidic Propulsion System (FPS). The FPS uses bladeless fan technology with compressed air to create lift and propulsion thrust. The result is a Vertical/Short Take-Off and Landing (V/STOL) aircraft with a smaller footprint than a helicopter and one that is lighter, much faster, quieter, safer, and more fuel-efficient. The use of a turbo-compressor renders the FPS agnostic to the source of energy: fuel, hybrid, or all electric.

The uses for this technology are many:

- **Emergency**: Delivering medicines and supplies to areas with no power or infrastructure, search and rescue applications
- **Mapping**: Precision imaging for agriculture, inspecting railroads and pipelines quickly, surveying and mapping accurately
- **Military:** Heavy supply drops, evacuate the wounded, surveillance
- **Logistics:** From ship to shore to parcel transport
- **General:** Flying cars, air taxis, recreational use

Jetoptera is considering a crowdfunding capital raise. We are "testing the waters" and gauging interest before moving forward, consistent with Regulation Crowdfunding of the Securities Act of 1933. [Click here] to learn more and to let us know if you would be interested in investing in such a crowdfunding round.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
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